FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

July 25, 2014

John Dana Brown

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Momentous Entertainment Group, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Three

File No.: 333-194636

Dear Mr. Brown:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 9, 2014.

General

1.

We have clarified throughout the filing that amounts provided by the Company President are in the form of demand loans and that the commitment of the President to provide future demand loans is verbal in nature.

Prospectus Summary

About Momentous Entertainment Group, Inc.

2.

We have made the requested disclosure.

3.

We have disclosed throughout that our President’s commitment for future loans is verbal.

4.

We have made the requested disclosure.

Use of Proceeds

5.

This section has been edited to indicate that the first $50,000 raised will be used to pay expenses of the offering and all amounts above that amount will be used to cover a portion of the production/review costs of the PILOXING® program. This breabdown is the same regardless of what percentage of the offering is completed. It is also stated that the Company President will become responsible to cover the legal costs of the offering if that amount is not paid within six months after it becomes due.

Management’s Discussion and Analysis or Plan of Operation

Operating Plan

6.

We have inserted current monthly cost estimates, which are subject to change, through December 2014, the month when the PILOXING® program should start airing.

Plan of Operations

7.

To Come: The original and redacted copies of the license agreements have been submitted to the SEC for review.

Business

8.

We have eliminated reference to key consumer products. There was never an intention to “produce.” All intentions were and are to market and sell.

9.

We have clarified that the Company will pay all production costs due to outside contractors and will pay the royalties from revenue collected.

Current Status

10.

We have clarified to indicate clearly that $7,910 represents the level of sales.

Summary Comensation Level

11.

The amounts shown for Messrs. Pepe and Williams in the Compensation Table include the amounts earned before they became directors. A footnote was added to disclose the shares issued to other directors.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Momentous Entertainment Group, Inc.

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